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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Pure Earth, Inc.
(Name of Issuer)
Common Stock, $.001 Par Value Per Share
(Title of Class of Securities)
74623L 10 5
(CUSIP Number)
December 31, 2008
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☑ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	74623L 10 5

1	NAMES OF REPORTING PERSONS Charles M. Hallinan

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	5	SOLE VOTING POWER

NUMBER OF		1,377,414 (1)

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		100,000 (1)

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,377,414 (1)

WITH:	8	SHARED DISPOSITIVE POWER

100,000 (1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,477,414 (1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

8.4%(1)(2)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
(1) Subject to responses contained in Item 4 herein.
(2) The percentage of Common Stock reported herein as being beneficially owned by Mr. Hallinan is based on 17,626,799 shares of Common Stock outstanding as of December 31, 2008, which information has been provided to Mr. Hallinan by Pure Earth, Inc.

Item 1(a).	Name of Issuer:
Pure Earth, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:
One Neshaminy Interplex, Suite 201
Trevose, PA 19053

Item 2(a).	Name of Person Filing:
Charles M. Hallinan

Item 2(b).	Address of Principal Business Office or, if None, Residence:
c/o Pure Earth, Inc.
One Neshaminy Interplex, Suite 201
Trevose, PA 19053

Item 2(c).	Citizenship:
The response provided in Row 4 on the cover page is incorporated by reference herein in response to this Item 2(c).

Item 2(d).	Title of Class of Securities:
Common stock, par value $0.001 per share (“Common Stock”)

Item 2(e).	CUSIP Number:
74623L 10 5

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
Not applicable.

Item 4.	Ownership.
(a) Amount beneficially owned: As of December 31, 2008, and subject to the information included in this Item 4, Mr. Hallinan beneficially owned in the aggregate 1,477,414 shares of Common Stock, including (i) a warrant to purchase 22,222 shares of Common Stock; and (ii) 100,000 shares of Common Stock owned by Mr. Hallinan's spouse, over which shares Mr. Hallinan may be deemed to have beneficial ownership.
The filing of this Schedule 13G shall not be construed as an admission that (a) Mr. Hallinan is, for purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any equity securities covered by this Schedule 13G or (b) that this Schedule 13G is legally required to be filed by Mr. Hallinan.
(b) Percent of class:

The response provided in Row 11 on the cover page is incorporated by reference herein in response to this Item 4(b).1
(c) Number of shares as to which Mr. Hallinan has:
(i)	sole power to vote or to direct the vote: 1,377,414 shares of Common Stock, including a warrant to purchase 22,222 shares of Common Stock

(ii)	shared power to vote or to direct the vote: 100,000 shares of Common Stock owned by Mr. Hallinan’s spouse, over which shares Mr. Hallinan may be deemed to have beneficial ownership

(iii)	sole power to dispose or to direct the disposition of: 1,377,414 shares of Common Stock, including a warrant to purchase 22,222 shares of Common Stock

(iv)	shared power to dispose or to direct the disposition of: 100,000 shares of Common Stock owned by Mr. Hallinan’s spouse, over which shares Mr. Hallinan may be deemed to have beneficial ownership

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Not applicable.

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certifications
Not applicable.

[1]	The percentage of Common Stock beneficially owned by Mr. Hallinan is based on information provided by the Issuer as of December 31, 2008.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2008	/s/ Charles M. Hallinan
Charles M. Hallinan